(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	February 14, 2008

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Select Portfolios (the trust):
Gold Portfolio (the fund)
File Nos. (002-69972) and (811-03114)
Post-Effective Amendment No. 87

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 87 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated April 1, 2007 and May 17, 2007, is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Gold Portfolio. The documents have been tagged to indicate modifications and editorial changes made since the last definitive filing. The fund may be marketed through banks, savings and loan associations, or credit unions.

This filing serves to update certain disclosure, incorporate supplements to the Prospectuses and Statements of Additional Information and implement certain editorial changes. Principal changes and additions include modifying investment policies to allow investment in a foreign wholly-owned subsidiary vehicle in order to obtain investment exposure to gold bullion.

Pursuant to Rule 485(a), the trust elects an effective date of April 29, 2008. We request your comments by March 14, 2008.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Patricia Nadeau
Patricia Nadeau
Legal Product Group